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SECURITII ... SSION
Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Angelo, Gordon & Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 26th Floor
(No. and Street)

New York (City) New York (State) 10167 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2002
143
WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Wekselblatt (212) 692-2296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/21

OATH OR AFFIRMATION

I, Joseph R. Wekselblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angelo, Gordon & Co., L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

George Fink
Notary Public, State of New York
No. 24-4987887
Qualified In Kings County
Commission Expires Oct. 21, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Partners of Angelo, Gordon & Co., L.P.

In planning and performing our audit of the financial statements and supplementary schedules of Angelo, Gordon & Co., L.P. (the "Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The General Partner, on behalf of the Partnership, is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the General Partner, on behalf of the Partnership, are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the General Partner with reasonable, but not absolute,

assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the General Partner's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, on behalf of the Partnership, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2002

PricewaterhouseCoopers LLP

Angelo, Gordon & Co., L.P.

Statement of Financial Condition

December 31, 2001

Angelo, Gordon & Co., L.P.
Statement of Financial Condition
Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of
Angelo, Gordon & Co., L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Angelo, Gordon & Co., L.P. (the "Partnership") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the General Partner on behalf of the Partnership; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the General Partner on behalf of the Partnership, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 27, 2002

PricewaterhouseCoopers LLP

Angelo, Gordon & Co., L.P.
Statement of Financial Condition
December 31, 2001

Assets		
Cash		$ 91,402
Receivable from clearing brokers		110,450,735
Investments owned, at fair value		
Securities held at clearing brokers	$ 138,344,378	
Other	8,213,646	146,558,024
Investments in limited partnerships/companies, at fair value		198,274,759
Net unrealized gain from forward currency contracts, at fair value		307,883
Interest and dividends receivable		958,535
Management and performance fees receivable		20,092,653
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,726,760		6,529,748
Receivable from limited partnerships/companies		4,026,726
Other assets		738,786
Total assets		$ 488,029,251
Liabilities and Partners' Capital		
Securities sold, but not yet purchased, at fair value		$ 76,249,594
Payable to brokers		4,773,311
Withdrawals payable to partners		1,296,643
Dividends payable		31,693
Accrued expenses and other liabilities		75,137,649
Total liabilities		157,488,890
Commitments and contingencies		
Subordinated note		20,000,000
Partners' capital		310,540,361
Total liabilities and partners' capital		$ 488,029,251

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Angelo, Gordon & Co., L.P. (the "Partnership"), a Delaware limited partnership, was organized on August 18, 1988 to invest in arbitrage situations, financially distressed issuers, other securities and options, and other investments including real estate, for capital appreciation. In addition, the Partnership acts as an investment advisor for other investment funds, for which the Partnership may be the general partner or an investor. Some of such funds engage in trading activities similar to those of the Partnership. The Partnership also executes transactions for customers on a fully disclosed basis through clearing brokers and is responsible for customer non-performance with regard thereto. Upon 90 days prior notice, limited partners may withdraw up to one-third of their year-end capital account balances as of the close of each year and may also withdraw their net profits allocated and undistributed after 1995 as of the close of each year.

2. Significant Accounting Policies

Transactions in securities and options are recorded on a trade-date basis.

Investments owned and securities sold, but not yet purchased, are stated at quoted market values or at estimated fair value for certain investments (primarily investments in limited partnerships/companies and other investments) for which there is a limited market. Certain option contracts for which market quotations are not readily available are valued at their fair values. Forward currency contracts are valued based on quoted market prices. The fair values assigned by the General Partner (as defined in the limited partnership agreement) are determined in good faith and are based on available information using, among other things, quotations provided by outside brokers and counterparties, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized.

Interest income is accrued and recognized on the debt of those issuers who are currently paying. For those issuers who are in default, interest is not accrued and is only recognized when received.

Dividend income on investments owned and dividends paid on securities sold, but not yet purchased are recognized on the ex-dividend date.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investments denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Partnership's investment in limited partnerships/companies is carried at fair value, which generally reflects the Partnership's share in the net assets of the underlying limited partnership/company at year end. The Partnership's determination of fair value also considers performance-based allocations based on factors including the performance of the underlying limited partnership/company, the measurement period, the timing and order of distributions and other factors, as appropriate for each limited partnership/company under the terms of the respective agreements. Such amounts do not necessarily represent the amounts which might ultimately be realized.

Depreciation and amortization of furniture, equipment and leasehold improvements are provided on a straight-line basis over their estimated useful lives, generally five to seven years for furniture and equipment, and the lesser of the life of the lease or the estimated useful life for leasehold improvements.

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Partnership itself is not subject to federal and state income taxes; each partner is individually liable for income taxes, if any, on their proportionate share of the Partnership's net taxable income. The Partnership is, however, subject to unincorporated business tax in the local jurisdiction in which it operates.

3. Investments

Investments owned and securities sold, but not yet purchased, comprise the following:

	Owned	Sold, But Not Yet Purchased
Common stocks	$ 55,322,546	$ 75,727,414
Preferred stocks	46,796,278	-
Corporate bonds	35,349,288	436,540
Warrants	28,543	-
U.S. Treasury bonds	540,664	-
Commercial paper	185,539	-
Municipal bonds	81,220	-
Options	40,300	47,140
Other	8,213,646	38,500
	$ 146,558,024	$ 76,249,594

Other investments primarily consist of trade creditor claims and debt securities of financially distressed issuers.

In the normal course of its activities, the Partnership may employ derivative financial instruments, including forward currency contracts, options, and warrants. The clearing brokers generally serve as counterparties to the Partnership's various derivative transactions. These derivatives are predominantly used for managing the risk associated with the portfolio of investments, and in certain circumstances for trading purposes. The Partnership also invests in securities with off-balance-sheet risk, which includes securities sold, but not yet purchased.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. A forward currency contract provides for the delayed delivery of currency with the seller agreeing to make delivery at a specified future date at a specified price. Risk arises from the potential inability of the counterparty to perform under the terms of the contract and from changes in foreign currency rates. In addition, if an option written by the Partnership is exercised, then the Partnership would also be obligated to purchase the security in the market at prevailing prices. Accordingly, these transactions involve, to varying degrees, elements of market risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may

exceed the amount recognized in the statement of financial condition. Market risk is the potential loss the Partnership may incur as a result of changes in the market value of a particular investment.

Securities sold, but not yet purchased, primarily represent common stock sold by the Partnership as a hedge against (a) common stock of another company which, upon completion of a pending merger, would be exchanged into an approximately equivalent amount of common stock sold short, (b) convertible bonds and convertible preferred stock which gives the Partnership the right to purchase or obtain such securities sold short at a fixed purchase or conversion price, and (c) common stock in the same industry. These trading strategies generally reduce the market risk associated with the portfolio of securities sold, but not yet purchased. Despite the use of these strategies, however, the Partnership is still subject to market risk from volatility in individual securities prices outside of that expected by the General Partner and any loss that would result from the conversion of convertible securities or if the mergers did not occur.

The Partnership assumes significant credit risk because of its strategy of investing in the debt securities of financially distressed issuers. Credit risk is the possibility that a loss may occur from the failure of a counterparty to make payments according to the terms of a contract. The Partnership seeks to mitigate this risk by diversifying its portfolio across a number of industries and companies.

At December 31, 2001, the Partnership's exposure to credit risk associated with counterparty nonperformance is limited to $307,883 for forward currency contracts as reflected in investments owned on the Partnership's statement of financial condition.

Through Leonardo, L.P., the Partnership also participates in various trading strategies including the purchase of certain convertible bonds, convertible preferred stocks and bond options which give the Partnership the right to purchase or obtain securities sold short at a fixed purchase or conversion price. Due to the Partnership's interest in Leonardo, L.P., the Partnership's risks are limited to its investment in Leonardo, L.P. In addition, through Leonardo, L.P., the Partnership enters into credit default and total return swaps as part of its investment strategies. Total return swaps involve an agreement to exchange cash flows based on the total return of underlying securities. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Such transactions are stated at fair value as a component of the Partnership's investment in Leonardo, L.P.

4. Receivable from and Payable to Brokers

Receivable from clearing brokers represents monies on deposit, commission income, and unsettled trades with the Partnership's clearing brokers. The Partnership is subject to credit risk should the clearing brokers be unable to pay any balance or return the Partnership's securities. A portion of investments owned serve as collateral for margin account debit balances and therefore may be re-hypothecated by the clearing broker.

Included in payable to brokers are amounts due to floor brokers. In addition, securities sold, but not yet purchased reflect short sales executed primarily through brokers. Securities sold, but not yet purchased are collateralized by the Partnership's securities owned to the extent that it is necessary.

5. Net Capital Requirement

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the Securities and Exchange Commission. The Partnership has elected to compute its net capital under

the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). At December 31, 2001, the Partnership had net capital of $60,359,306 which exceeded the minimum requirement of $250,000 by $60,109,306.

6. Related-Party Transactions

The Partnership serves as the general partner or fund advisor of sponsored funds that primarily invest in securities and real estate (the "Managed Funds"). At December 31, 2001, management fees of $6,349,470 remained unpaid by such Managed Funds. Investments in limited partnerships/companies at December 31, 2001 include investments in Managed Funds, related investment advisors and Leonardo, L.P. of $163,797,076, including performance allocations.

Included in accrued expenses and other liabilities are management fees received in advance from the Managed Funds and a portion of a distribution received by the Partnership on behalf of an affiliate of $5,478,097 and $5,220,000, respectively. The balance of accrued expenses and other liabilities primarily relates to compensation and related costs.

Included in receivables from limited partnerships/companies is an amount primarily related to a withdrawal from a related investment advisor.

The Partnership paid certain expenses during the year on behalf of the Managed Funds for which it is reimbursed. At December 31, 2001, $618,072 remained unpaid by the Managed Funds.

7. Commitments and Contingencies

The Partnership is obligated under three subleases for office space which expire on December 31, 2008. The subleases provide for certain expenses and labor rate escalation in addition to the minimum annual rentals. The minimum future rental commitment under the noncancelable portion of the subleases are as follows:

2002	$ 927,046
2003	1,178,476
2004	1,178,476
2005	1,178,476
2006 and thereafter	3,535,428
	$ 7,997,902

The Partnership received a period of free rent under the terms of a sublease agreement, which is being recognized ratably over the remaining term of the lease.

To insure the Partnership's obligations under the subleases, irrevocable collateralized letters of credit have been issued for the benefit of the sublessor in the amount of $450,000.

8. Subordinated Note

The Partnership has a revolving subordinated loan agreement whereby it can borrow up to $20,000,000, all of which was borrowed at December 31, 2001. This loan agreement is conditional upon the Partnership satisfying certain financial and reporting requirements, including the

maintenance of regulatory capital that the Partnership monitors. At December 31, 2001, the Partnership was in compliance with these requirements.

The subordinated liabilities are included in the Partnership's net capital, and can be repaid only if, after giving effect to such repayment, the Partnership meets the Rule's minimum net capital requirements.

9. Subsequent Events

The Partnership has received approval from the National Association of Securities Dealers, Inc. to increase the Partnership's revolving subordinated loan to $50,000,000. In conjunction therewith, the Partnership intends to make a special capital distribution of approximately $75,000,000 to all partners on March 28, 2002.